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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Charles & Colvard

(Name of Issuer)

Common

(Title of Class of Securities)

159765106

(Cusip Number)

June 24, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☒ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 159765106

1.	Name of Reporting Person: Rodney D. Baber, Jr.		I.R.S. Identification Nos. of above persons (entities only): ###-##-####

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 783,250

		6.	Shared Voting Power:

		7.	Sole Dispositive Power:

		8.	Shared Dispositive Power:

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 783,250

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 5.9%

12.	Type of Reporting Person: IN

SCHEDULE 13G

ITEM 1.

(A)	NAME OF ISSUER

Charles and Colvard, Ltd.

(B)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

3800 Gateway Boulevard, Suite 310 Morrissville, NC 27560

ITEM 2.

(A)	NAME OF PERSON FILING

Rodney D. Baber

(B)	ADDRESS OF PRINCIPAL BUSINESS OFFICE

Morgan Keegan and Co., Inc. 50 N. Front Street, 15th Floor Memphis, TN 38117

(C)	CITIZENSHIP

USA

(D)	TITLE OF CLASS OF SECURITIES

Common Stock

(E)	CUSIP NUMBER

000159765106

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO 240.13d-1(b) OR 240.13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A:

N/A

ITEM 4.	OWNERSHIP

Reference is hereby made to Items 5, 6, 7, 8, 9, 10, and 11 of the Cover Page to this Schedule 13G.

ITEM 5.	OWNERSHIP OF 5 PERCENT OR LESS OF A CLASS

N/A

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

N/A

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

N/A

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

N/A

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

N/A

ITEM 10.	CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

2/10/2004

Date

/s/ Rodney D. Baber

Signature

Rodney D. Baber

Name/Title